PROMISSORY NOTE

$ 50,000                                                        April 14, 1999
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SECTION ONE
TERMS OF NOTE

FOR VALUE RECEIVED, SGI INTERNATIONAL, a Utah Corporation (the "Debtor"), located at 1200 Prospect Street, Suite 325, La Jolla, CA 92037 promises to pay to the order of A.H. Kerr Foundation (hereinafter "Kerr") of 16183 Royal Oak Road, Encino, CA 91436 the principal sum of Fifty Thousand ($50,000) Dollars with interest thereon at the rate of twelve(12%) percent per annum, payable on November 15, 1999, in cash. The original loan that is the subject of this Promissory Note was made on April 14, 1999.

SECTION TWO
PREPAYMENT OF NOTE

Prepayment of the full principal balance, along with all unpaid interest, or any portion of the principal balance, along with any portion thereof of unpaid interest, is permitted at any time without penalty.

SECTION THREE
EFFECT OF WAIVER OF RIGHTS BY KERR

Kerr is not under any obligation to exercise any of its rights under this note, and failure to exercise its rights under this note or to delay in exercising any of its rights shall not be deemed a waiver of or in any manner impair any of the rights of Kerr.

SECTION FOUR
CUMULATIVE RIGHTS AND REMEDIES

The rights and remedies of Kerr specified in this note are cumulative and do not exclude any other rights or remedies it may otherwise have.

SECTION FIVE
ACCELERATION ON INSOLVENCY OF DEBTOR

If Debtor shall be adjudged bankrupt, or file a petition in bankruptcy, or have a petition in bankruptcy filed against him, this note shall become due and payable immediately without demand or notice.

SECTION SIX
WAIVER OF PRESENTMENT, PROTEST, AND NOTICE OF DISHONOR

Debtor hereby waives all acts on the part of Kerr required in fixing the liability of the party, including among other things presentment, demand, notice of dishonor, protest, notice of protest, notice of nonpayment, and any other notice.

SECTION SEVEN
CHOICE OF LAWS

This note shall be governed by and construed in accordance with the laws of California in all respects, including matters of construction, validity and performance.

SECTION EIGHT
COSTS OF COLLECTION

Debtor shall pay on demand all costs of collection, including legal expenses and attorney fees, incurred by Kerr in enforcing this note on default.

SECTION NINE
INTEREST CHARGES

If a law, which applies to this note and which sets the maximum interest amount, is finally interpreted so that the interest in connection with this note exceed the permitted limits, then: (1) any such interest shall be reduced by the amount necessary to reduce the interest to the permitted limit; and (2) any sums already collected (if any) from the Debtor which exceed the permitted limits will be refunded to the Debtor. The note holder may choose to make this refund by reducing the principal Debtor owes under this note or by making a direct payment to the Debtor. If a refund reduces the principal, the reduction will be treated as a partial payment.

Dated: April 14, 1999

SGI INTERNATIONAL


/s/ JOSEPH SAVOCA
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Authorized Signatory